FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:


1 Holding(s) in Company dated 01 February 2007
2 Holding(s) in Company dated 08 February 2007
3 Holding(s) in Company dated 13 February 2007
4 Holding(s) in Company dated 16 February 2007
5 Holding(s) in Company dated 19 February 2007
6 Holding(s) in Company dated 23 February 2007
7 Notice of Results dated 28 February 2007
8 Phase 3 efficacy data dated 1 March 2007

Enclosure 1


                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Group Plc (Direct and Indirect) (Group)
7,315,855-6.79% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (7,315,855-6.79%)

Legal & General Investment Management Limited (Indirect)
(LGIM) (7,315,855 - 6.79% = Total Position)

Legal & General Group Plc (Direct) (L&G) (6,393,925-5.93% = LGAS, LGPL & PMC)

Legal & General Investment           Legal & General Insurance
Management (Holdings) Limited        Holdings Limited (Direct)
(Direct) (LGIMHD)(3,342,882-3.10%
 = PMC)

Legal & General Assurance            Legal & General Assurance Society Limited
(Pensions Management)Limited         (LGAS & LGPL)
(PMC) (3,342,882-3.10%)

                                     Legal & General
                                     Pensions Limited (Direct)(LPGL)


5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not disclosed

11. Date company informed

31 January 2007

12. Total holding following this notification

7,315,855 shares

13. Total percentage holding of issued class following this notification

6.79%

14. Any additional information

N/a

5. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary

+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

1 February 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 2


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 8 February 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 7 February 2007, Acambis received notification that, as of the close of business on 31 January 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 16,225,116 ordinary shares of 10p each, representing a 15.07% holding of Acambis' issued share capital.


Of these 16,225,116 shares:


a) The interest in 14,738,501 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP; and

b) The interest in 1,126,115 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

c) The interest in 360,500 shares arose from an interest held by GS&Co, acting as custodian of 180,250 ADRs; these ADRs are, or will be, held at The Depositary Trust Company, New York.


                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 3


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 13 February 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 12 February 2007, Acambis received notification that, as of the close of business on 8 February 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 15,724,759 ordinary shares of 10p each, representing a 14.60% holding of Acambis' issued share capital.


Of these 15,724,759 shares:


a) The interest in 13,942,544 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP; and

b) The interest in 1,421,715 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

c) The interest in 360,500 shares arose from an interest held by GS&Co, acting as custodian of 180,250 ADRs; these ADRs are, or will be, held at The Depositary Trust Company, New York.


                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 4


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 16 February 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 15 February 2007, Acambis received notification that, as of the close of business on 13 February 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 15,004,902 ordinary shares of 10p each, representing a 13.94% holding of Acambis' issued share capital.


Of these 15,004,902 shares:

a) The interest in 1,421,715 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 13,232,687 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP; and

c) The interest in 350,500 shares arose from an interest held by GS&Co, acting as custodian of 175,250 ADRs; these ADRs are, or will be, held at The Depositary Trust Company, New York.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 5



Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 19 February 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 16 February 2007, Acambis received notification that, as of the close of business on 14 February 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 12,900,149 ordinary shares of 10p each, representing a 11.98% holding of Acambis' issued share capital.


Of these 12,900,149 shares:


a) The interest in 1,421,715 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 11,127,934 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP; and

c) The interest in 350,500 shares arose from an interest held by GS&Co, acting as custodian of 175,250 ADRs; these ADRs are, or will be, held at The Depositary Trust Company, New York.


                                     -ends-


Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 6

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 23 February 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 23 February 2007, Acambis received notification that, as of the close of business on 21 February 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 13,069,809 ordinary shares of 10p each, representing a 12.04% holding of Acambis' issued share capital.


Of these 13,069,809 shares:


a) The interest in 1,421,715 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited; and

b) The interest in 11,297,594 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP; and

c) The interest in 350,500 shares arose from an interest held by GS&Co, acting as custodian of 175,250 ADRs; these ADRs are, or will be, held at The Depositary Trust Company, New York.


                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary:
Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:
Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 7


Notice of results


Cambridge, UK and Cambridge, Massachusetts - 28 February 2007 - Acambis plc ("Acambis") (LSE: ACM) will announce its preliminary results for the year ended 31 December 2006 on Thursday, 15 March 2007.

The results announcement will be released at 7.00am GMT. A meeting and a conference call for analysts will be held at 9.00am GMT.

An instant replay of the conference call will be available from 11.00am on Thursday, 15 March until 11.00am on Thursday, 22 March 2007. The UK dial-in number for this replay is +44 (0) 20 8196 1998 and the US dial in number is 001 866 583 1035. The pin code is 949716.

A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 15 March 2008.

                                     -ends-

Enquiries:

Acambis plc
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Brunswick
Gill Tempest
Tel: +44 (0) 20 7404 5959

About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 8


Acambis' JE vaccine meets and exceeds primary endpoint in pivotal Phase 3 efficacy trial

Cambridge, UK and Cambridge, Massachusetts - 1 March 2007 - Acambis plc (Acambis) (LSE: ACM) announces that its investigational single-dose vaccine against Japanese encephalitis (JE), ChimeriVaxTM-JE, has met and exceeded the primary immunogenicity endpoint in a pivotal Phase 3 efficacy trial.


In the randomised, double-blind, multi-centre Phase 3 study, 820 adult subjects were vaccinated at a 1:1 ratio with either Acambis' single-dose ChimeriVax-JE or JE-VAX(R), the licensed three-dose JE vaccine. The trial was designed to compare the immunogenicity 30 days after immunisation with a single dose of ChimeriVax-JE or with three doses of JE-VAX. The subjects received either two doses of placebo (saline) followed by one dose of ChimeriVax-JE or the full three-dose schedule of JE-VAX.


The primary efficacy endpoint, seroconversion rates based on neutralising antibodies against the relevant homologous JE virus, was met, demonstrating the non-inferiority of ChimeriVax-JE to JE-VAX. Of the subjects vaccinated with ChimeriVax-JE, 99.1% of subjects seroconverted compared with 74.8% of subjects in the JE-VAX group. The efficacy of ChimeriVax-JE was also shown to be statistically superior to JE-VAX (p <0.05). In addition, ChimeriVax-JE elicited a rapid immune response, with 93.6% of those vaccinated with ChimeriVax-JE generating neutralising antibodies 14 days after vaccination.


The primary safety objective of the study compared the safety and tolerability of ChimeriVax-JE and JE-VAX. There were no vaccine-related serious adverse events observed during the 60-day treatment observation period. The overall incidence of adverse events following vaccination was slightly lower in the ChimeriVax-JE group than in the JE-VAX group. Additionally, the incidence of local injection site reactions in the ChimeriVax-JE group was statistically significantly lower than in the JE-VAX group. The majority of adverse events in those vaccinated with ChimeriVax-JE were mild or moderate in nature. These data will be added to those already generated from the Phase 3 safety trial, results of which were announced in October 2006.


Acambis' Chief Executive Officer Gordon Cameron commented:


"These are remarkable results, surpassing even our high expectations of ChimeriVax-JE. The data clearly support the benefits of a live, attenuated vaccine approach - single-dose administration, rapid immunity and high immunogenicity. When combined with the excellent safety profile shown by the data from both this trial and the Phase 3 safety trial in 2,000 subjects completed last year, we believe that ChimeriVax-JE is ideally placed to address the very real global health need for a safe and effective single-dose JE vaccine."


These Phase 3 data will support filings for both the endemic and the travel vaccine markets.


Acambis recently entered into a partnership agreement with sanofi pasteur, the vaccines business of the sanofi-aventis Group, for the worldwide marketing and distribution of ChimeriVax-JE, excluding India, the Indian subcontinent and the US. Sanofi pasteur, a world leader in vaccines, plans to introduce ChimeriVax-JE in Europe and throughout the Asia Pacific region, with particular focus on the large endemic countries, including Thailand and China.


In India and the Indian subcontinent, Acambis has partnered with Bharat Biotech International Limited, a leading Indian biotechnology company, and is currently conducting a paediatric clinical trial of ChimeriVax-JE in India, where the target population for a JE vaccine is predominantly children.


                                     -ends-



Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300


Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


Notes to editors:

About Japanese encephalitis

Japanese encephalitis is a disease caused by a mosquito-borne flavivirus that affects the membranes around the brain. Most JE virus infections are mild (fever and headache) or without apparent symptoms but approximately one in 200 infections results in severe disease characterized by rapid onset of high fever, headache, neck stiffness, disorientation, coma, seizures, spastic paralysis and death. The case fatality rate can be as high as 60% among those with disease symptoms. Around 30% of those who survive suffer from lasting damage to the central nervous system. In areas where the JE virus is common, encephalitis occurs mainly in young children.


According to the WHO, approximately 30,000 to 50,000 people suffer from JE annually, mainly in Asia. During a recent epidemic in northern India and Nepal, JE killed more than 1,000 people, most of them children. An estimated three billion people live in JE-endemic regions, which include Thailand, China, Japan, India and parts of Australia.


About ChimeriVax-JE

  - ChimeriVax-JE is being developed to provide a safe, single-dose JE vaccine for travellers and those living in JE-endemic regions.

  - It is a live, attenuated, injectable vaccine and was developed using Acambis' proprietary ChimeriVaxTM technology.

  - Clinical results show that Acambis' ChimeriVax-JE requires only one dose for adequate protection against JE versus two or three required with other
     JE vaccines.

  - In previous trials, subjects vaccinated with ChimeriVax-JE exhibited an immune response with long-term memory and a rapid rise in protective antibodies on exposure to the virus.

  - Acambis has recently initiated a Phase 2 paediatric trial in India.

  - In the phase 3 efficacy trial, the primary endpoint was the non-inferiority of the seroconversion rate to the homologous vaccine virus of subjects given ChimeriVax-JE compared with the seroconversion rate to the Nakayama virus of subjects given JE-VAX. In October 2006, Acambis announced an overall blinded seroconversion rate to ChimeriVax
    JE virus for all subjects combined.


Phase 3 safety trial

Acambis announced results from a pivotal Phase 3 multi-centre safety trial of ChimeriVax-JE in October 2006. Results showed that the total number of subjects reporting adverse events was comparable between subjects vaccinated with ChimeriVax-JE and those who received placebo, and that vaccination with ChimeriVax-JE was systemically and locally well tolerated. There was one serious adverse event considered to be vaccine-related. This event, febrile illness, resolved without complications. The majority of adverse events were mild or moderate in nature, with headache and fatigue being the most frequently reported events



About ChimeriVax

ChimeriVax was developed jointly by Acambis and St Louis University and has been used by Acambis to develop vaccines against Japanese encephalitis, West Nile and dengue. Acambis has held an exclusive worldwide licence to the technology platform from St Louis University since 1997. The technology uses a live, attenuated strain of the yellow fever virus as a backbone into which elements of the target virus are introduced to create new "chimeric" viruses as vaccines. These vaccines have the potential to safely and effectively elicit protective immune responses after only a single dose. Sanofi pasteur has licensed another ChimeriVax-based vaccine from Acambis, ChimeriVax-Dengue.


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology has also been used to develop ChimeriVax-West Nile, which is undergoing P hase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile, a leading cause of "superbug" hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management' in the Company's 2005 Annual Report and "Risk factors' in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 28 February 2007                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.